Exhibit 10.2

EXECUTION COPY

ELECTRONIC DATA SYSTEMS CORPORATION

To

JPMORGAN CHASE BANK

(successor to Chase Bank of Texas, National Association),

Trustee

_____

FIFTH SUPPLEMENTAL INDENTURE

Dated as of June 30, 2003

_____

$1,100,000,000

6.0% Senior Notes due 2013

Series A and Series B

ELECTRONIC DATA SYSTEMS CORPORATION

FIFTH SUPPLEMENTAL INDENTURE

$1,100,000,000

6.0% Senior Notes due 2013

Series A and Series B

FIFTH SUPPLEMENTAL INDENTURE, dated as of June 30, 2003, between ELECTRONIC DATA SYSTEMS CORPORATION, a Delaware corporation (the "Company"), and JPMORGAN CHASE BANK (successor to Chase Bank of Texas, National Association), as trustee (the "Trustee").

RECITALS

The Company has heretofore executed and delivered to the Trustee an Indenture, dated as of August 12, 1996 (the "Base Indenture" and, as previously and hereby supplemented and amended, the "Indenture"), providing for the issuance from time to time of one or more series of the Company's Debt Securities.

Pursuant to the terms of the Indenture, the Company desires to provide for the establishment of two new series of Debt Securities to be designated as the "6.0% Senior Notes due 2013, Series A" (the "Series A Notes") and the "6.0% Senior Notes due 2013, Series B" (the "Series B Notes" and, together with the Series A Notes, the "Notes"), the form and substance of such Notes and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Fifth Supplemental Indenture.

Section 2.03 of the Base Indenture provides that various matters with respect to any series of Debt Securities issued under the Indenture may be established in an indenture supplemental to the Indenture.

Subparagraph (k) of Section 9.01 of the Base Indenture provides that the Company and the Trustee may enter into an indenture supplemental to the Indenture to establish the form or terms of Debt Securities of any series as permitted by Sections 2.01 and 2.03 of the Base Indenture.

For and in consideration of the premises and the issuance of the series of Debt Securities provided for herein, it is mutually covenanted and agreed, for the equal and proportionate benefit of the Holders of the Debt Securities of such series, as follows:

ARTICLE ONE

Relation to Indenture; Additional Definitions

Section 101. *Relation to Indenture.* This Fifth Supplemental Indenture constitutes an integral part of the Base Indenture.

Section 102. *Additional Definitions.* For all purposes of this Fifth Supplemental Indenture:

Capitalized terms used herein shall have the meaning specified herein or in the Base Indenture, as the case may be;

"Additional Interest" has the meaning assigned to such term in the Registration Rights Agreement;

"Agent Members" has the meaning set forth in Section 208 hereof;

"Board Resolution" means a copy of a resolution certified by the Secretary or Assistant Secretary of the Company to have been duly adopted by the Board of Directors, or officers of the Company to which authority to act on behalf of the Board of Directors has been delegated, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection, and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life;

"Comparable Treasury Price" means, with respect to any redemption date, the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and the lowest of such Reference Treasury Dealer Quotations, or if the Trustee obtains four or fewer such Reference Treasury Dealer Quotations, the average of all such quotations;

"Distribution Compliance Period" means the period which expires immediately after the 40th day following the later of: (a) the commencement of the offering of the Notes to Persons other than "distributors" (as defined in Regulation S) in reliance upon Regulation S; and (b) the Issue Date;

"Exchange Offer" means the offer by the Company pursuant to the Registration Rights Agreement to the Holders of all outstanding Series A Notes bearing the legend set forth in Section 402(a)(i) or 402(a)(ii) to exchange all such outstanding Series A Notes held by such Holders for Series B Notes in an aggregate principal amount equal to the aggregate principal amount of such Series A Notes tendered in such exchange offer by such Holders;

"Exchange Offer Registration Statement" has the meaning assigned to such term in the Registration Rights Agreement;

"Global Notes" has the meaning set forth in Section 207 hereof;

"Initial Purchasers" means Banc of America Securities LLC and Citigroup Capital Markets, Inc. as initial purchasers in the offering of the Series A Notes pursuant to the Offering Memorandum dated June 25, 2003 relating thereto;

"Interest Payment Date" has the meaning set forth in Section 204(a) hereof;

"Issue Date" has the meaning set forth in Section 204(a) hereof;

"Maturity Date" has the meaning set forth in Section 203 hereof;

"Moody's" has the meaning set forth in Section 204(f) hereof;

"Non-U.S. Person" means persons other than "U.S. persons" as defined in Regulation S;

"Notes" has the meaning set forth in the second paragraph of the Recitals hereof;

"Officer" means the Chairman of the Board, the Vice Chairman, the President, any Vice President, the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary of the Company.

"Offshore Global Note" has the meaning set forth in Section 208 hereof;

"Offshore Physical Note" has the meaning set forth in Section 208 hereof;

"Base Indenture" has the meaning set forth in the first paragraph of the Recitals hereof;

"Predecessor Security" of any particular Debt Security means every previous Debt Security evidencing all or a portion of the same debt as that evidenced by such particular Debt Security; and, for the purposes of this definition, any Debt Security authenticated and delivered under Section 2.09 of the Base Indenture in exchange for or in lieu of a mutilated, destroyed, lost or stolen Debt Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Debt Security;

"Private Placement Legend" means the legend initially set forth on the Notes in the form set forth in Section 402(a)(i) and (a)(ii).

"Qualified Institutional Buyer" has the meaning assigned to such term in Rule 144A under the Securities Act;

"Quotation Agent" means one of the Reference Treasury Dealers appointed by the Company;

"Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and Banc of America Securities LLC, their respective successors and three other primary U.S. Government securities dealers in The City of New York selected by the Company. If Citigroup Global Markets Inc. or Banc of America Securities LLC shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer;

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date;

"Registration Default" has the meaning assigned to such term in the Registration Rights Agreement;

"Registration Rights Agreement" means that certain Registration Rights Agreement relating to the Series A Notes, dated as of June 30, 2003, by and among the Company and the Initial Purchasers;

"Regular Record Date" has the meaning set forth in Section 204(b) hereof;

"Regulation S" means Regulation S under the Securities Act;

"Remaining Life" has the meaning set forth in Section 301(b) hereof;

"Rule 144A" means Rule 144A promulgated under the Securities Act;

"S&P" has the meaning set forth in Section 204(f) hereof;

"Securities Act" means the Securities Act of 1933, as amended;

"Series A Notes" has the meaning set forth in the second paragraph of the Recitals hereof;

"Series B Notes" has the meaning set forth in the second paragraph of the Recitals hereof;

"Shelf Registration Statement" has the meaning assigned to such term in the Registration Rights Agreement;

"Special Record Date" has the meaning set forth in Section 204(b) hereof;

"Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date;

"U.S. Global Notes" has the meaning set forth in Section 208 hereof; and

"U.S. Physical Notes" has the meaning set forth in Section 208 hereof.

All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Fifth Supplemental Indenture; and

The terms "herein," "hereof," "hereunder" and other words of similar import refer to this Fifth Supplemental Indenture.

ARTICLE TWO

The Series of Debt Securities

Section 201. *Title of the Debt Securities.* The Series A Notes shall be known and designated as the "6.0% Senior Notes due 2013, Series A," and the Series B Notes shall be designated as the "6.0% Senior Notes due 2013, Series B." The Series A Notes and the Series B Notes shall be treated for all purposes under the Indenture as a single class or series of Debt Securities.

Section 202. *Limitation on Aggregate Principal Amount.* The Trustee shall authenticate and deliver (i) Series A Notes for original issue on the Issue Date in the aggregate principal amount of $1,100,000,000 and (ii) Series B Notes from time to time thereafter for issue only in exchange for a like principal amount of Series A Notes, in each case upon a Company Order for the authentication and delivery thereof and satisfaction of Section 2.05 of the Base Indenture. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and the name or names of the initial Holder or Holders. The aggregate principal amount of Notes that may initially be outstanding shall not exceed $1,100,000,000; provided, however, that the authorized aggregate principal amount of the Notes may be increased above such amount by a Board Resolution to such effect.

Section 203. *Stated Maturity.* The Stated Maturity of the Notes shall be August 1, 2013 (the "Maturity Date").

Section 204. *Interest and Interest Rates*.

(a)   The Notes shall bear interest at the rate of 6.0% per annum, from and including June 30, 2003 (the "Issue Date") to, but excluding, the Maturity Date. Such interest shall be payable semiannually in arrears, on February 1 and August 1, of each year (each such date, an "Interest Payment Date"), commencing February 1, 2004.

(b)   The interest and Additional Interest, if any, so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Persons in whose names the Notes (or one or more Predecessor Securities) are registered at the close of business on the immediately preceding January 15 and July 15, respectively, whether or not such day is a business day (each such date, a "Regular Record Date"), provided however, that interest and Additional Interest, if any, payable on the Maturity Date or on a date on which Notes are redeemed by the Company in accordance with the provisions of Article Three hereof, shall be paid to the Person to whom the principal amount of the Notes (or one or more Predecessor Securities) is payable on such date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and shall either (i) be paid to the Person in whose name such Note (or one or more Predecessor Securities) is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee in accordance with the provisions of Section 2.17(a)(i) of the Base Indenture (a "Special Record Date"), notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or (ii) be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or traded, and upon such notice as may be required by such exchange or automated quotation system, all as more fully provided in the Indenture.

(c)   The amount of interest payable for any period shall be computed on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. In the event that any date on which interest is payable on a Note is not a business day, then a payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable.

(d)   Any principal and premium, if any, and any installment of interest, which is overdue shall bear interest at the rate of 6.0% per annum (to the extent permitted by law), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand.

(e)   Upon the occurrence of a Registration Default, the interest rate borne by the Securities will be increased to include Additional Interest as provided for in Section 4(a) of the Registration Rights Agreement. All accrued Additional Interest shall be paid to Holders of Securities in the same manner and at the same time as regular payments of interest on the Securities. Following the cure of all Registration Defaults, the accrual of Additional Interest shall cease and the interest rate on the Securities will revert to 6.0% per annum

(f)   At any time prior to the Maturity Date that the credit rating assigned to the Notes by Standard & Poor's Rating Services, a division of McGraw Hill, Inc., ("S&P") is below BBB-, or the credit rating assigned to the Notes by Moody's Investor Service, Inc. ("Moody's") is below Baa3, the interest rate per year then payable on the Notes shall be increased by 0.50%. If, following such an increase in the rate of interest payable on the Notes, S&P or Moody's subsequently changes the credit rating assigned to the Notes such that the credit rating assigned to the Notes is at least BBB- by S&P and Baa3 by Moody's, the interest rate per year then payable on the Notes shall be decreased by 0.50%. Any such increase or decrease in the rate of interest payable on the Notes shall take effect from the Interest Payment Date immediately following the date on which the credit rating assigned to the Notes by either S&P or Moody's was changed so as to cause the adjustment to the interest rate payable on the Notes pursuant to this Section 204(f). There is no limit on the number of times that the rate of interest payable on the Notes may be adjusted pursuant to this Section 204(f), provided, however, that except as provided in the Registration Rights Agreement with respect to a Registration Default, in no event shall the interest rate per year payable on the Notes exceed 6.5% or be less than 6.0%.

Section 205. *Place of Payment.* The Trustee shall initially serve as the Registrar, transfer agent and paying agent for the Notes. The Place of Payment where the Notes may be presented or surrendered for payment shall initially be the Corporate Trust Office of the Trustee.

Section 206. *Place of Registration or Exchange; Notices and Demands With Respect to the Notes.* The place where the Holders of the Notes may present the Notes for registration of transfer or exchange and may make notices and demands to or upon the Company in respect of the Notes shall be the Corporate Trust Office of the Trustee.

Section 207. *Form of Debt Securities.* The Notes and the Trustee's certificate of authentication shall be substantially in the form annexed hereto as Exhibit A with such appropriate insertions, omissions, substitutions and other variations as are required or permitted herein. The Notes may have notations, legends or endorsements required by law, stock exchange agreements to which the Company is subject or usage. The terms and provisions contained in the form of the Notes annexed hereto as Exhibit A shall constitute, and are hereby expressly made, a part of this Fifth Supplemental Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Fifth Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. Each note shall be dated the date of its authentication.

Series A Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more permanent global Notes in registered form, substantially in the form set forth in Exhibit A (the "U.S. Global Notes"), registered in the name of the nominee of the Depositary, deposited with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the U.S. Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, in accordance with the instructions given by the Holder thereof, as hereinafter provided.

Series A Notes offered and sold in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more permanent global Notes in registered form substantially in the form set forth in Exhibit A (the "Offshore Global Notes"), registered in the name of the nominee of the Depositary, deposited with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount at maturity of the Offshore Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Series A Notes issued pursuant to Section 208 in exchange for interests in the U.S. Global Notes shall be in the form of permanent certificated Notes in registered form substantially in the form set forth in Exhibit A (the "U.S. Physical Notes"). Series A Notes issued pursuant to Section 208 in exchange for interests in the Offshore Global Notes shall be in the form of permanent certificated Notes in registered form substantially in the form set forth in Exhibit A (the "Offshore Physical Notes").

The U.S. Global Notes and the Offshore Global Notes are sometimes referred to herein as the "Global Notes."

Section 208.   *Book-Entry Provisions for Global Notes*. (a) The U.S. Global Notes and Offshore Global Notes initially shall (i) be registered in the name of the Depositary for such Global Notes or the nominee of such Depositary, (ii) be delivered to the Trustee as custodian for such Depositary and (iii) bear legends as set forth in Section 402 hereof.

Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian, or under such Global Note, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

(b)   Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in Global Notes may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 401. In addition, U.S. Physical Notes and Offshore Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in the U.S. Global Notes or the Offshore Global Notes, as the case may be, if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the U.S. Global Notes or the Offshore Global Notes, as the case may be, and a successor depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary or (iii) in accordance with the rules and procedures of the Depositary and the provisions of Section 401.

(c)   Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(d)   In connection with any transfer of a portion of the beneficial interests in a Global Note to beneficial owners pursuant to paragraph (b) of this Section 208, the Registrar shall reflect on Schedule A to the Global Note the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in such Global Note to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more U.S. Physical Notes or Offshore Physical Notes, as the case may be, of like tenor and amount.

(e)   In connection with the transfer of the U.S. Global Notes or the Offshore Global Notes, in whole, to beneficial owners pursuant to paragraph (b) of this Section 208, the U.S. Global Notes or Offshore Global Notes, as the case may be, shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the U.S. Global Notes or Offshore Global Notes, as the case may be, an equal aggregate principal amount of U.S. Physical Notes or Offshore Physical Notes, as the case may be, of authorized denominations.

(f)   Any U.S. Physical Note delivered in exchange for an interest in the U.S. Global Notes pursuant to paragraph (b), (d) or (e) of this Section 208 shall, except as otherwise provided by paragraph (d) of Section 401, bear the legend regarding transfer restrictions applicable to the U.S. Physical Note set forth in Section 402.

(g)   Any Offshore Physical Note delivered in exchange for an interest in the Offshore Global Notes pursuant to paragraph (b), (d) or (e) of this Section 208 shall, except as otherwise provided by paragraph (d) of Section 401, bear the legend regarding transfer restrictions applicable to the Offshore Physical Note set forth in Section 402.

(h)   The registered holder of a Global Note may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(i)   Notwithstanding anything herein to the contrary, none of the Company, the Registrar, or the Trustee shall recognize as an owner of the Notes, or make any payments on the Notes to, any person other than those persons in whose names the Notes are registered or whose names appear in the book entry system described in this Section 208 or which otherwise meets the requirements of the U.S. Treasury Regulation Section 5f.103-1(c) or any successor provisions thereof.

Section 209. *Defeasance and Dischage; Covenant Defeasance.* Article XI of the Base Indenture, including without limitation, Section 11.03, shall apply to the Notes.

Section 210. *Sinking Fund Obligations.* The Company shall have no obligation to redeem or purchase any Notes pursuant to any sinking fund or analogous requirement or upon the happening of a specified event or at the option of a Holder thereof.

ARTICLE THREE

Optional Redemption of the Notes

Section 301. *Redemption Price.*

(a)   The Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, on at least 30 days' but no more than 60 days' prior written notice mailed to the Holders of the Notes to be redeemed. In addition, notice of any such optional redemption will be published as described in Section 303 below no later than 30 days prior to the redemption date. The redemption price of the notes will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum, as determined by the Quotation Agent, of the present values of the principal amount of the Notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the respective maturity date (the "Remaining Life") discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date. For the avoidance of doubt, any calculation of the remaining scheduled payments of interest pursuant to clause (2) of the preceding sentence shall not include accrued and unpaid interest for the period prior to the redemption date. The Trustee shall be entitled to rely on the Quotation Agent's determination of the redemption price of the Notes.

(b)   If money sufficient to pay the redemption price of, and accrued interest on, the Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or Paying Agent on or before the redemption date in accordance with the provisions of Article III of the Base Indenture, then on and after the redemption date, interest will cease to accrue on such Notes (or such portion thereof) called for redemption. If any redemption date is not a business day, the Company will pay the redemption price on the next business day without any interest or other payment due to the delay.

Section 302. *Partial Redemption.* If the Company redeems the Notes in part pursuant to this Article Three, the Trustee shall select the Notes to be redeemed on a pro rata basis or by lot or by such other method that the Trustee in its sole discretion deems fair and appropriate. No Notes of $1,000 or less will be redeemed in part. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued upon cancellation of the original Note.

Section 303. *Notice of Optional Redemption.* If the Company elects to exercise its right to redeem all or some of the Notes pursuant to this Article Three, the Company or the Trustee shall mail a notice of such redemption to each Holder of a Note that is to be redeemed not less than 30 days and not more than 60 days before the Redemption Date. If any Note is to be redeemed in part only, the notice of redemption shall state the portion of the principal amount to be redeemed. In connection with providing notice pursuant to this Section 303, the Company shall issue a press release and publish a notice containing information regarding the redemption of the Notes in a newspaper in general circulation in The City of New York or shall publish such information on the Company's web site or through other such public media as in general use at the time.

ARTICLE FOUR

Restrictions on Transfer

Section 401. *Transfer and Exchange.*

Unless and until a Series A Note is exchanged for a Series B Note or sold in connection with an effective Shelf Registration Statement, as the case may be, pursuant to the Registration Rights Agreement, the following provisions shall apply:

(a) *Transfers to Qualified Institutional Buyers.* The following provisions shall apply with respect to the registration of any proposed transfer of a Note to a Qualified Institutional Buyer (excluding Non-U.S. Persons):

(i) If the Note to be transferred consists of (x) either Offshore Physical Notes prior to the removal of the Private Placement Legend or U.S. Physical Notes, the Registrar shall register the transfer if such transfer is being made by a proposed transferor who has checked the box provided for on the form of Note stating, or has otherwise advised the Company and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the form of Note stating, or has otherwise advised the Company and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a Qualified Institutional Buyer within the meaning of Rule 144A and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A or (y) an interest in the U.S. Global Notes, the transfer of such interest may be effected only through the book entry system maintained by the Depositary.

(ii)   If the proposed transferee is an Agent Member, and the Note to be transferred consists of U.S. Physical Notes, upon receipt by the Registrar of the documents referred to in paragraph (i) above and instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on Schedule A to the Global Note the date and an increase in the principal amount of U.S. Global Notes in an amount equal to the principal amount of the U.S. Physical Notes to be transferred, and the Trustee shall cancel the U.S. Physical Notes so transferred.

(b)   *Transfers of Interests in the Offshore Global Notes or Offshore Physical Notes*. The following provisions shall apply with respect to any transfer of interests in Offshore Global Notes or Offshore Physical Notes:

(i)   prior to the removal of the Private Placement Legend from the Offshore Global Notes or Offshore Physical Notes pursuant to Section 402, the Registrar shall refuse to register such transfer unless such transfer complies with Section 401(a) or Section 401(c), as the case may be, and

(ii)   after such removal, the Registrar shall register the transfer of any such Note without requiring any additional certification.

(c)   *Transfers to Non-U.S. Persons at Any Time*. The following provisions shall apply with respect to any transfer of a Note to a Non-U.S. Person:

(i)   The Registrar shall register any proposed transfer to any Non-U.S. Person if the Note to be transferred is a U.S. Physical Note or an interest in U.S. Global Notes, upon receipt of a certificate substantially in the form of Exhibit C hereto from the proposed transferor.

(ii)   (a) If the proposed transferor is an Agent Member holding a beneficial interest in the U.S. Global Notes, upon receipt by the Registrar of (x) the documents, if any, required by paragraph (i) and (y) instructions in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the U.S. Global Notes in an amount equal to the principal amount of the beneficial interest in the U.S. Global Notes to be transferred, and (b) if the proposed transferee is an Agent Member, upon receipt by the Registrar of instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Offshore Global Notes in an amount equal to the principal amount of the U.S. Physical Notes or the U.S. Global Notes, as the case may be, to be transferred, and the Trustee shall cancel the U.S. Physical Note, if any, so transferred or decrease the amount of the U.S. Global Notes.

(d)   *Private Placement Legend*. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless (i) the Private Placement Legend is no longer required by Section 402, (ii) the requested transfer is after the time period referred to in Rule 144(k) under the Securities Act, or (iii) there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Company and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

(e)   *General*. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Fifth Supplemental Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided for herein. The Registrar shall not register a transfer of any Note unless such transfer complies with the restrictions on transfer of such Note set forth in this Fifth Supplemental Indenture. In connection with any transfer of Notes, each Holder agrees by its acceptance of the Notes to furnish the Registrar or the Company such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act; <u>provided</u> that the Registrar shall not be required to determine (but may rely on a determination made by the Company with respect to) the sufficiency of any such certifications, legal opinions or other information.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to this Section 401. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

Section 402. *Legends*.

(a)   (i) Unless and until the Exchange Offer is consummated, or a Series A Note is exchanged for a Series B Note or sold in connection with an effective Shelf Registration Statement, as the case may be, pursuant to the Registration Rights Agreement, the U.S. Global Notes and U.S. Physical Notes shall bear the legend set forth below on the face thereof.

> THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

(ii) Unless and until a Series A Note is exchanged for a Series B Note or sold in connection with an effective Shelf Registration Statement, as the case may be, pursuant to the Registration Rights Agreement, the Offshore Physical Notes and Offshore Global Notes shall bear the legend set forth below on the face thereof until at least the completion of the Distribution Compliance Period and receipt by the Company and the Trustee of a certificate substantially in the form of Exhibit B hereto.

THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

(iii) Each Global Note shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE

HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 401 OF THE FIFTH SUPPLEMENTAL INDENTURE.

(b)   Notwithstanding the foregoing, upon consummation of the Exchange Offer, the Company shall issue and, upon receipt of a Company Order in accordance with Section 2.05 of the Base Indenture, the Trustee shall authenticate Series B Notes in exchange for Series A Notes accepted for exchange in the Exchange Offer, which Series B Notes shall not bear the legend set forth in Section 402(a)(i) or 402(a)(ii) hereof and shall not provide for Additional Interest, and the Registrar shall rescind any restriction on the transfer of such Notes, in each case unless the Holder of such Series A Notes (A) is a broker-dealer tendering Series A Notes acquired directly from the Company or an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company for its own account, (B) is a Person who, at the time of the consummation of the Exchange Offer, has an arrangement or understanding with any Person to participate in the "distribution" (within the meaning of the Securities Act) of the Series A Notes or the Series B Notes, (C) is a Person who is an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company or (D) is a Person who will not be acquiring the Series B Notes in the ordinary course of such Holder's business. The Company shall identify to the Trustee such Holders of the Notes in a written certification signed by an Officer of the Company and, absent certification from the Company to such effect, the Trustee shall assume that there are no such Holders.

Section 403. *Registration Rights Agreement*. The Company shall perform its obligations under the Registration Rights Agreement and shall comply in all material respects with the terms and conditions contained therein including, without limitation, the payment of Additional Interest.

ARTICLE FIVE

Miscellaneous Provisions

Section 501.   This Fifth Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Base Indenture and, as provided in the Base Indenture, this Fifth Supplemental Indenture forms a part of the Base Indenture. Except to the extent amended by or supplemented by this Fifth Supplemental Indenture, the Company and the Trustee hereby ratify, confirm and reaffirm the Base Indenture in all respects.

Section 502.   This Fifth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 503.   THIS FIFTH SUPPLEMENTAL INDENTURE AND EACH NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF NEW YORK AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAWS).

Section 504.   If any provision in this Fifth Supplemental Indenture limits, qualifies or conflicts with another provision hereof which is required to be included herein by any provisions of the Trust Indenture Act, such required provision shall control.

Section 505.   In case any provision in this Fifth Supplemental Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed, as of the day and year first written above.

ELECTRONIC DATA SYSTEMS CORPORATION

By:_____
Name: D. Gilbert Friedlander
Title: Senior Vice President and Secretary

Attest:

_____
Name: David B. Hollander
Title: Assistant Secretary

(SEAL)

JPMORGAN CHASE BANK, as Trustee

By: _____
Name: Dennis J. Roemlein
Title: Vice President and Trust Officer

(SEAL)

[FORM OF FACE OF DEBT SECURITY]

[Rule 144A Global Note]

[Regulation S Global Note]

[Certificated Note]

[THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.]

[INSERT REGULATION S LEGEND, IF A REGULATION S GLOBAL NOTE] [THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.]

[IF THIS DEBT SECURITY IS TO BE A GLOBAL NOTE -] UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 401 OF THE FIFTH SUPPLEMENTAL INDENTURE.

ELECTRONIC DATA SYSTEMS CORPORATION

6.0% Senior Notes due 2013, Series [A/B]

No. _____ $ _____ *
                                                                   CUSIP No. _____

ELECTRONIC DATA SYSTEMS CORPORATION, a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of _____ Dollars on August 1, 2013, and to pay interest thereon from June 30, 2003 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on February 1 and August 1 in each year, commencing February 1, 2004, at the rate of 6.0% per annum, until the principal hereof is paid or made available for payment, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 6.0% per annum (to the extent permitted by applicable law), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand, provided further, that such rate of interest shall be subject to adjustment as set forth in the following paragraph. The amount of interest payable for any period shall be computed on the basis of 360-day year consisting of twelve 30-day months,

---

*   Reference is made to Schedule A attached hereto with respect to decreases and increases in the aggregate principal amount of Debt Securities evidenced by this Certificate.

C-19

and, in the case of an incomplete month, the actual number of days elapsed. In the event that any date on which interest is payable on this Debt Security is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable. A "Business Day" shall mean, when used with respect to any Place of Payment, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Debt Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Debt Securities of this series may be listed or traded, and upon such notice as may be required by such exchange or automated quotation system, all as more fully provided in said Indenture.

At any time prior to the Maturity Date that the credit rating assigned to the Notes by Standard & Poor's Rating Services, a division of McGraw Hill, Inc., ("S&P") is below BBB-, or the credit rating assigned to the Notes by Moody's Investor Service, Inc. ("Moody's") is below Baa3, the interest rate per year then payable on the Notes shall be increased by 0.50%. If, following such an increase in the rate of interest payable on the Notes, S&P or Moody's subsequently changes the credit rating assigned to the Notes such that the credit rating assigned to the Notes is at least BBB- by S&P and Baa3 by Moody's, the interest rate per year then payable on the Notes shall be decreased by 0.50%. Any such increase or decrease in the rate of interest payable on the Notes shall take effect from the Interest Payment Date immediately following the date on which the credit rating assigned to the Notes by either S&P or Moody's was changed so as to cause the adjustment to the interest rate payable on the Notes as herein provided. There is no limit on the number of times that the rate of interest payable on the Notes may be adjusted pursuant, provided, however, that except as provided in the Registration Rights Agreement with respect to a Registration Default, in no event shall the interest rate per year payable on the Notes exceed 6.5% or be less than 6.0%.

Payment of the principal of (and premium, if any) and any such interest on this Debt Security will be made at the Corporate Trust Office of the Trustee, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Debt Security Register or (ii) by wire transfer in immediately available funds at such place and to such account as may be designated in writing by the Person entitled thereto as specified in the Debt Security Register.

Reference is hereby made to the further provisions of this Debt Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Debt Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: June 30, 2003

ELECTRONIC DATA
SYSTEMS CORPORATION

By: /S/ D. GILBERT FRIEDLANDER
Name: D. Gilbert Friedlander

(SEAL)

Title: Senior Vice President, General Counsel and Secretary

Attest:

/S/ DAVID B. HOLLANDER
Name: David B. Hollander
Title: Assistant Secretary